Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY Highlander Silver Corp. Suite 605 – 130 Brew Street Port Moody, BC V3H 0E3

2.	DATE OF MATERIAL CHANGE October 21, 2024

3.	NEWS RELEASE News release dated October 22, 2024 was disseminated through the facilities of Accesswire.

4.	SUMMARY OF MATERIAL CHANGE Highlander Silver Corp. joins the Augusta Group and announces changes to management and board of directors.

5.

FULL DESCRIPTION OF MATERIAL CHANGE

Highlander Silver Corp. (the “Company”) announced joining the Augusta Group of Companies, the appointment of Richard Warke as Director, Interim President and CEO of the Company, and the appointment of Messrs. Thomas Whelan, Jerrold Annett and Javier Toro as directors to serve on the Company’s Board with current director Federico Velásquez.

Augusta Group Founder and Chairman Richard Warke commented: “I am very excited about bringing Highlander Silver under the Augusta Group umbrella during a very transformational time in the precious metals industry. The bonanza grade San Luis silver gold project in Peru containing historical Measured and Indicated mineral resources of 348,000 ounces of gold grading 22.4 g/t gold, and 9,003,300 oz silver (Ag) grading 578.1 g/t silver recently acquired by the Company is an ideal fit with our model of value creation. I am happy to be personally leading the Company while we search for a permanent CEO.” See “San Luis Historical Mineral Resource” below for further details regarding the historical estimate.

Mr. Warke is a global business executive with more than 35 years of experience in the international resource sector. In 2005, Mr. Warke founded the Augusta Group of Companies which founded, managed, and funded three world class mineral discoveries until 2018. Ventana Gold, discovered the La Bodega gold deposit in Colombia, now reported to host over 10Moz of gold, Augusta sold the company for $1.3B in 2011. Augusta Resource advanced the Rosemont copper project in Arizona through drilling, feasibility and permitting to become one of the largest copper deposits in United States, it was sold for $667M in 2014. Arizona Mining discovered the Taylor deposit and grew the Hermosa-Taylor deposit into one of the top five primary zinc deposits globally, largest in United States, prior to its sale for $2.1B in 2018.

Mr. Whelan has over 30 years of experience in the mining industry. Mr Whelan currently serves as Senior Vice President, Chief Financial Officer and Corporate Development for Coeur Mining (“Coeur”). Prior to joining Coeur, Mr. Whelan served as CFO of Arizona Mining Inc. from September 2017 to August 2018, when the company was acquired from South32 Limited. Previously, Mr. Whelan served as CFO for Nevsun Resources Ltd. from January 2014 to August 2017. He is a chartered professional accountant and was previously a partner with the international accounting firm Ernst & Young (“EY”) LLP where he held many leadership roles including the EY Global Mining & Metals Assurance sector leader, the leader of the EY Assurance practice in Vancouver and EY’s Canadian Mining & Metals sector leader. Mr. Whelan graduated with a Bachelor of Commerce from Queen’s University.

Mr. Jerrold Annett has most recently been responsible for leading Capstone Copper's investor relations, marketing and metal sales activities. He joined Capstone in September 2019 and has over 29 years of global mining and capital markets experience, providing strategic direction and executive oversight for several junior exploration and development companies. His mining career started at Teck Resources and Falconbridge as a metallurgist and within their commercial metals sales groups, followed by 10 years in capital markets, most recently with Scotiabank where he was Head of Mining Institutional Sales. He is a Professional Engineer and has a Bachelor of Applied Science in Mining and Mineral Engineering from Queen’s University in Canada.

Mr. Toro is a Mining Engineer with over 25 years of experience leading the design and execution of engineering and economic studies for global scale open pit copper projects including the Constancia mine in Peru, Copper World mine in United States and Copper Mountain mine in Canada. Mr. Toro is currently the Chief Operating Officer at Solaris Resources. Prior to joining Solaris in January 2024 Mr. Toro was with Hudbay Minerals for over 11 years in progressively more senior capacities and most recently as Vice President, Mining Technical Services. Prior this, Mr. Toro worked at Golder Associates Peru S.A. leading a team to produce the mining design, schedule and cost estimations for various projects. Mr. Toro holds a Bachelor of Mining Engineering with Honors from the National University of Engineering in Lima, Peru.

The Company also announces the resignation of Messrs Graeme Lyall and Dave Fincham and wishes to thank them for their efforts and contribution to date. Mr. Fincham will be continuing to support the Company as it transitions to the new management team.

The Company also announces the issuance of 4,370,000 stock options to directors, officers, employees and consultants of the Company.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICER

Richard Warke, Interim CEO
Telephone: (604) 687-1717

9.	DATE OF REPORT

October 29, 2024